Exhibit 99.3

Cameco Corporation

2013 condensed consolidated interim financial statements

(unaudited)

April 30, 2013

Cameco Corporation

Consolidated statements of earnings

			(Restated - note 3)
(Unaudited)		Three months ended
($Cdn thousands, except per share amounts)	Note	Mar 31/13	Mar 31/12
Revenue from products and services		$443,905	$465,632
Cost of products and services sold		296,492	274,994
Depreciation and amortization		52,365	40,401

Cost of sales		348,857	315,395

Gross profit		95,048	150,237
Administration		55,892	38,674
Exploration		20,183	23,018
Research and development		1,773	3,125
Gain on sale of assets		—	(3,062)

Earnings from operations		17,200	88,482
Finance costs	11	(14,144)	(18,969)
Gains (losses) on derivatives	15	(24,084)	22,541
Finance income		2,467	4,278
Earnings (loss) from BPLP	7	(1,492)	23,618
Share of earnings (loss) from equity-accounted investees		1,324	(739)
Other income (expense)		(1,025)	759

Earnings (loss) before income taxes		(19,754)	119,970
Income tax recovery	12	(28,118)	(8,562)

Net earnings		$8,364	$128,532

Net earnings (loss) attributable to:
Equity holders		$8,538	$128,723
Non-controlling interest		(174)	(191)

Net earnings		$8,364	$128,532

Earnings per common share attributable to equity holders
Basic	16	$0.02	$0.33

Diluted	16	$0.02	$0.33

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of comprehensive income

			(Restated - note 3)
(Unaudited)		Three months ended
($Cdn thousands)	Note	Mar 31/13	Mar 31/12
Net earnings		$8,364	$128,532
Other comprehensive income (loss), net of taxes	12
Items that are or may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		34,317	(18,823)
Gains (losses) on derivatives designated as cash flow hedges—equity-accounted investees		(427)	7,063
Gains on derivatives designated as cash flow hedges transferred to net earnings—equity-accounted investees		(1,280)	(5,535)
Unrealized losses on available-for-sale assets		—	(274)
Gains on available-for-sale assets transferred to net earnings		—	(46)

Other comprehensive income (loss), net of taxes		32,610	(17,615)

Total comprehensive income		$40,974	$110,917

Other comprehensive income (loss) attributable to:
Equity holders		$32,602	$(17,496)
Non-controlling interest		8	(119)

Other comprehensive income (loss) for the period		$32,610	$(17,615)

Total comprehensive income (loss) attributable to:
Equity holders		$41,140	$111,227
Non-controlling interest		(166)	(310)

Total comprehensive income for the period		$40,974	$110,917

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of financial position

			(Restated - note 3)	(Restated - note 3)
(Unaudited)		As at		As at
($Cdn thousands)	Note	Mar 31/13	Dec 31/12	Jan 1/12
Assets
Current assets
Cash and cash equivalents		$577,205	$749,499	$395,552
Short-term investments		—	49,535	804,141
Accounts receivable		200,070	404,040	516,663
Current tax assets		15,485	9,404	17,988
Inventories	5	741,811	563,578	493,875
Supplies and prepaid expenses		115,293	110,777	114,182
Current portion of long-term receivables, investments and other	6	10,065	22,807	14,088

Total current assets		1,659,929	1,909,640	2,356,489

Property, plant and equipment		5,012,358	4,815,924	3,906,429
Goodwill and intangible assets	4	254,299	94,327	98,954
Long-term receivables, investments and other	6	239,622	211,358	188,718
Investments in equity-accounted investees		211,101	205,889	224,148
Deferred tax assets		227,395	193,916	82,223

Total non-current assets		5,944,775	5,521,414	4,500,472

Total assets		$7,604,704	$7,431,054	$6,856,961

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities		$401,244	$387,653	$355,634
Current tax liabilities		9,919	36,600	39,330
Short-term debt		60,275	67,090	79,186
Dividends payable		39,539	39,535	39,475
Current portion of other liabilities	8	29,715	13,028	32,508
Current portion of provisions	9	16,770	18,830	14,857

Total current liabilities		557,462	562,736	560,990

Long-term debt		1,292,670	1,292,440	795,145
Other liabilities	8	123,947	77,517	52,308
Provisions	9	628,410	550,624	519,625
Deferred tax liabilities		51,041	5,773	8,165

Total non-current liabilities		2,096,068	1,926,354	1,375,243

Shareholders’ equity
Share capital		1,852,621	1,851,507	1,842,289
Contributed surplus		175,613	168,952	155,757
Retained earnings		2,880,945	2,913,134	2,872,565
Other components of equity		40,393	7,791	46,574

Total shareholders’ equity attributable to equity holders		4,949,572	4,941,384	4,917,185
Non-controlling interest		1,602	580	3,543

Total shareholders’ equity		4,951,174	4,941,964	4,920,728

Total liabilities and shareholders’ equity		$7,604,704	$7,431,054	$6,856,961

Commitments and contingencies [notes 4,7,12]

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of changes in equity

									(Restated -
	Attributable to equity holders								note 3)
(Unaudited) ($Cdn thousands)	Share Capital	Contributed Surplus	Retained Earnings	Foreign Currency Translation	Cash Flow Hedges	Available -For-Sale Assets	Total	Non- Controlling Interest	Total Equity
Balance at January 1, 2013	$1,851,507	$168,952	$2,913,134	$3,700	$4,091	$—	$4,941,384	$580	$4,941,964
Net earnings	—	—	8,538	—	—	—	8,538	(174)	8,364
Other comprehensive income (loss)	—	—	—	34,309	(1,707)	—	32,602	8	32,610

Total comprehensive income for the period	—	—	8,538	34,309	(1,707)	—	41,140	(166)	40,974

Share-based compensation	—	7,795	—	—	—	—	7,795	—	7,795
Share options exercised	1,114	(1,134)	—	—	—	—	(20)	—	(20)
Dividends	—	—	(39,539)	—	—	—	(39,539)	—	(39,539)
Change in ownership interest in subsidiary	—	—	(1,188)	—	—	—	(1,188)	1,188	—

Balance at March 31, 2013	$1,852,621	$175,613	$2,880,945	$38,009	$2,384	$—	$4,949,572	$1,602	$4,951,174

Balance at January 1, 2012	$1,842,289	$155,757	$2,872,565	$26,866	$19,560	$148	$4,917,185	$3,543	$4,920,728
Net earnings	—	—	128,723	—	—	—	128,723	(191)	128,532
Other comprehensive income (loss)	—	—	—	(18,704)	1,528	(320)	(17,496)	(119)	(17,615)

Total comprehensive income for the period	—	—	128,723	(18,704)	1,528	(320)	111,227	(310)	110,917

Share-based compensation	—	2,220	—	—	—	—	2,220	—	2,220
Share options exercised	6,884	(3,475)	—	—	—	—	3,409	—	3,409
Dividends	—	—	(39,525)	—	—	—	(39,525)	—	(39,525)
Change in ownership interests in subsidiary	—	—	—	—	—	—	—	(1,290)	(1,290)

Balance at March 31, 2012	$1,849,173	$154,502	$2,961,763	$8,162	$21,088	$(172)	$4,994,516	$1,943	$4,996,459

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of cash flows

			(Restated - note 3)

(Unaudited)	Note	Three months ended
($Cdn thousands)		Mar 31/13	Mar 31/12
Operating activities
Net earnings		$8,364	$128,532
Adjustments for:
Depreciation and amortization		52,365	40,401
Deferred charges		(1,358)	(72)
Unrealized losses (gains) on derivatives		28,197	(17,364)
Share-based compensation	14	7,795	2,220
Gain on sale of assets		—	(3,062)
Finance costs	11	14,144	18,969
Finance income		(2,467)	(4,278)
Loss (earnings) from BPLP		1,492	(23,618)
Share of loss (earnings) from equity-accounted investees		(1,324)	739
Other expense (income)		1,025	(759)
Income tax recovery	12	(28,118)	(8,562)
Interest received		4,010	5,334
Income taxes paid		(69,840)	(46,520)
BPLP distributions		29,388	4,582
Other operating items	13	225,374	277,429

Net cash provided by operations		269,047	373,971

Investing activities
Additions to property, plant and equipment		(181,897)	(123,676)
Acquisition of business, net of cash acquired	4	(126,197)	—
Repayment of debt acquired on acquisition of business	4	(118,068)	—
Decrease (increase) in short-term investments		49,535	(105,457)
Decrease (increase) in long-term receivables, investments and other		1,238	(25,443)
Proceeds from sale of property, plant and equipment		—	33

Net cash used in investing		(375,389)	(254,543)

Financing activities
Decrease in debt		(7,518)	(13,349)
Interest paid		(24,263)	(21,626)
Proceeds from issuance of shares, stock option plan		868	5,577
Dividends paid		(39,535)	(39,475)

Net cash used in financing		(70,448)	(68,873)

Increase (decrease) in cash during the period		(176,790)	50,555
Exchange rate changes on foreign currency cash balances		4,496	(734)
Cash and cash equivalents at beginning of period		749,499	395,552

Cash and cash equivalents at end of period		$577,205	$445,373

Cash and cash equivalents is comprised of:
Cash		$167,456	$70,491
Cash equivalents		409,749	374,882

		$577,205	$445,373

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Notes to condensed consolidated interim financial statements

(Unaudited)

($Cdn thousands, except per share amounts and as noted)

1. Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended March 31, 2013 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interest in associates and joint arrangements. The Company is primarily engaged in the exploration for and the development, mining, refining, conversion, fabrication and trading of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries. Cameco has a 31.6% interest in Bruce Power L.P. (BPLP), which operates the four Bruce B nuclear reactors in Ontario.

2. Significant accounting policies

A. Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2012.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s board of directors on April 30, 2013.

B. Basis of presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in Canadian dollars in tabular format has been rounded to the nearest thousand except where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position: derivative financial instruments are measured at fair value, available-for-sale financial assets are measured at fair value, liabilities for cash-settled share-based payment arrangements are measured at fair value and the defined benefit asset is recognized as plan assets less the present value of the defined benefit obligation.

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2012.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note five of the December 31, 2012 consolidated financial statements.

3. Accounting changes

A. Changes in accounting policy

On January 1, 2013, Cameco adopted the following new standards as issued by the International Accounting Standards Board: IFRS 7 Financial Instruments: Disclosures (IFRS 7), IFRS 10 Consolidated Financial Statements (IFRS 10), IFRS 11 Joint Arrangements (IFRS 11), IFRS 12 Disclosure of Interests in Other Entities (IFRS 12), IFRS 13 Fair Value Measurement (IFRS 13), IAS 1 Presentation of Financial Statements (IAS 1) and revised IAS 19 Employee Benefits (IAS 19R).

i. Subsidiaries

IFRS 10 introduces a new control model that is applicable to all investees. Among other things, it requires the consolidation of an investee if the Company controls the investee on the basis of de facto circumstances. In accordance with IFRS 10, Cameco re-assessed the control conclusion for its investees at January 1, 2013. There were no changes to the control conclusion for Cameco’s investees.

ii. Joint arrangements

Under IFRS 11, Cameco classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Company’s rights to the assets and obligations for the liabilities of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the main determination of classification.

In accordance with IFRS 11, Cameco has re-evaluated its involvement in joint arrangements at January 1, 2013. As a result, the Company has changed its classification conclusion with respect to its investment in BPLP. BPLP has control over its own assets, liabilities, revenues, and expenses, and because Cameco is entitled to a share of the profits or losses from BPLP’s operations, Cameco has determined that its investment in BPLP should be classified as a joint venture. Accordingly, Cameco applied equity accounting to the investment commencing on January 1, 2013. Previously, the investee was accounted for as a jointly controlled entity using the proportionate consolidation method.

iii. Employee benefits

The revisions to IAS 19 have accelerated the recognition of past service costs and replaced interest cost and expected return on plan assets with a measure of net interest on the defined benefit asset or liability. In addition, IAS 19R has resulted in a change in the accounting for both plan administration costs and assets earning no return in refundable tax accounts. These revisions have resulted in adjustments to both Cameco and BPLP’s defined benefit obligation balances. There are also expanded disclosure requirements in IAS 19R. These will be included in the 2013 annual financial statements as the new disclosures are not required in interim periods.

The following tables summarize the adjustments made to Cameco’s consolidated statements of earnings and other comprehensive income for the period ended March 31, 2012 and to its consolidated statements of financial position at January 1, 2012 and December 31, 2012, as a result of the aforementioned accounting changes.

Three months ended
Consolidated statement of earnings	Mar 31/12
Net earnings as previously reported	$129,795
Adjustments to:
Revenue from products and services	(97,626)
Cost of products and services sold	51,352
Depreciation and amortization	18,630
Administration	346
Exploration	1,667
Finance costs	3,299
Gains on derivatives	(1,913)
Finance income	(1,703)
Earnings from BPLP	23,618
Share of loss from equity-accounted investees	73
Income tax recovery	994

Net earnings as restated	$128,532

Restated net earnings attributable to:
Equity holders	$128,723
Non-controlling interest	(191)

$128,532

Three months ended
Consolidated statement of comprehensive income	Mar 31/12
Other comprehensive loss as previously reported	$(18,787)
Adjustments to exchange differences on translation of foreign operations	1,172

Other comprehensive loss as restated	$(17,615)

Restated other comprehensive loss attributable to:
Equity holders	$(17,496)
Non-controlling interest	(119)

$(17,615)

Consolidated statements of financial position	Dec 31/12	Jan 1/12
Equity as previously reported	$4,944,267	$4,923,136
Adjustments to:
Cash and cash equivalents	(325)	(2,532)
Accounts receivable	(142,460)	(95,152)
Supplies and prepaid expenses	(78,644)	(67,855)
Current portion of long-term receivables, investments and other	(23,452)	(48,345)
Property, plant and equipment	(433,175)	(443,063)
Long-term receivables, investments and other	(100,080)	(107,195)
Investments in equity-accounted investees	(6,633)	3,922
Accounts payable and accrued liabilities	81,123	99,865
Short-term debt	39,500	18,644
Current portion of finance lease obligation	16,337	14,852
Current portion of other liabilities	8,116	17,987
Finance lease obligation	114,676	130,982
Other liabilities	521,911	474,651
Deferred tax liabilities	803	831

Equity as restated	$4,941,964	$4,920,728

Restated equity attributable to:
Equity holders	$4,941,384	$4,917,185
Non-controlling interest	580	3,543

	$4,941,964	$4,920,728

The adjustments to earnings relating to the new and amended standards did not change earnings per share for the periods presented.

B. New standards and interpretations not yet adopted

i. Financial instruments

In October 2010, the International Accounting Standards Board (IASB) issued IFRS 9, Financial Instruments (IFRS 9). This standard is part of a wider project to replace IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. Cameco does not intend to early adopt IFRS 9. The extent of the impact of adoption of IFRS 9 has not yet been determined.

ii. Financial assets and financial liabilities

In December 2011, the IASB issued amendments to IAS 32, Financial Instruments: Presentation (IAS 32). The amendment is effective for periods beginning on or after January 1, 2014 and is to be applied retrospectively. The amendment clarifies matters regarding offsetting financial assets and financial liabilities as well as related disclosure requirements. Cameco intends to adopt the amendments to IAS 32 in its financial statements for the annual period beginning January 1, 2014 and does not expect the amendments to have a material impact on the financial statements.

4. Acquisition of NUKEM Energy GmbH (NUKEM)

On January 9, 2013, Cameco completed the acquisition of NUKEM from Advent International (Advent) and other shareholders, through the purchase of all the outstanding shares for cash consideration of €107,149,000 ($140,494,000 (US)), plus additional consideration of €6,075,000 ($7,808,000 (US)). While Cameco received the economic benefit of owning NUKEM as of January 1, 2012, the results of NUKEM have been consolidated with the results of Cameco commencing on January 9, 2013. NUKEM is one of the world’s leading traders and brokers of nuclear fuel products and services. The acquisition complements Cameco’s business by strengthening our position in nuclear fuel markets and improving our access to unconventional and secondary sources of supply.

In addition to the initial purchase price, Cameco will pay Advent and the other shareholders a share of NUKEM’s 2012 earnings under the terms of the agreement. This additional consideration has been determined to be $7,808,000 (US). An additional payment may be required in 2015 depending on results achieved in 2013 and 2014. These earn-out payments are based on NUKEM exceeding certain minimum threshold levels of EBITDA, as specified and defined in the purchase agreement. Cameco does not believe a payment in 2015 will be required and therefore no contingent consideration has been recorded.

In accordance with the acquisition method of accounting, the purchase price was allocated to the underlying assets and liabilities assumed based on their fair values at the date of acquisition. Fair values were determined based on discounted cash flows and quoted market prices. The values assigned to the net assets acquired were as follows:

Net assets acquired
Cash and cash equivalents	$12,974
Accounts receivable	43,529
Other working capital	5,172
Inventories	165,280
Intangible assets	87,535
Accounts payable and accrued liabilities	(68,464)
Long-term debt	(116,922)
Provisions	(15,514)
Deferred tax liabilities	(53,665)
Goodwill	88,377

Total	$148,302

Cash	$140,494
Additional consideration	7,808

Total	$148,302

The fair value of the acquired accounts receivable approximates its carrying value due to the short-term nature of the balance. None of the accounts receivable were impaired and the amounts were fully collected.

Intangible assets include the fair value of the purchase and sales contracts that NUKEM was a party to as at January 9, 2013.

The goodwill arising on acquisition is attributable to the difference between the accounting fair value and the tax basis of the net assets acquired, and is not deductible for income tax purposes. Goodwill reflects the value assigned to the expected future earnings capabilities of the organization. This is the earnings potential that we anticipate will be realized through new business arrangements.

Since the effective date of the transaction was January 9, 2013, the consolidated revenue and net earnings for the current reporting period is not materially different than what would be reported if the business combination had occurred at the beginning of the year.

Acquisition costs of $3,800,000 have been expensed and included in administration expense in the 2012 consolidated statements of earnings. In addition, an advisory fee of $2,980,000 has been included in administration expense in the consolidated statement of earnings for the quarter ended March 31, 2013.

As at March 31, 2013, NUKEM had the following purchase commitments to buy uranium and fuel services products:

2013	2014	2015	2016	2017	Thereafter	Total
$449,000	$211,000	$198,000	$268,000	$47,000	$235,000	$1,408,000

5. Inventories

	Mar 31/13	Dec 31/12
Uranium
Concentrate	$425,044	$407,067
Broken Ore	27,034	22,537

	452,078	429,604
NUKEM	141,041	—
Fuel Services	148,692	133,974

Total	$741,811	$563,578

Cameco expensed $321,300,000 of inventory as cost of sales during the first quarter of 2013 (2012—$265,900,000).

6. Long-term receivables, investments and other

	Mar 31/13	Dec 31/12
Available-for-sale securities
GoviEx Uranium (privately held)	$21,028	$20,599
Derivatives [note 15]	8,307	22,453
Advances receivable from JV Inkai LLP [note 18]	89,268	87,264
Investment tax credits	71,591	69,690
Other	59,493	34,159

	$249,687	$234,165
Less current portion	(10,065)	(22,807)

Net	$239,622	$211,358

7. Interest in BPLP

BPLP operates four nuclear reactors at the Bruce B electricity-generating station in southern Ontario. Cameco holds a 31.6% interest in the BPLP partnership, which is governed by an agreement that provides for joint control of the strategic operating, investing and financing activities among the three major partners. BPLP is a joint venture and Cameco accounts for it under the equity method of accounting.

The following table summarizes the financial information of BPLP (100%).

	Mar 31/13	Dec 31/12
Cash and cash equivalents	$5,600	$1,500
Other current assets	614,300	821,700
Non-current assets	1,580,700	1,557,700
Current liabilities	(406,100)	(493,000)
Non-current liabilities	(2,148,900)	(2,141,000)

Net assets	$(354,400)	$(253,100)

	Mar 31/13	Mar 31/12
Revenue from products and services	$288,400	$333,500
Cost of products and services sold	(229,100)	(201,400)
Depreciation and amortization	(54,100)	(53,800)
Finance income	4,800	5,100
Finance costs	(11,100)	(4,400)

Earnings (loss) before income taxes	$(1,100)	$79,000

Cameco’s share	(349)	24,964
Adjustments (i)	(1,143)	(1,346)

Cameco’s share of earnings (loss) before taxes	$(1,492)	$23,618

(i)	In addition to its proportionate share of earnings from BPLP, Cameco records certain consolidating adjustments to amortize fair values assigned to assets and liabilities at the time of acquisition
(a)	On May 16, 2012, Cameco, Cameco Bruce Holdings II Inc., BPC Generation Infrastructure Trust (BPC) and TransCanada Pipelines Limited (TransCanada) (collectively, the Consortium) received an arbitration award against British Energy Limited and British Energy International Holdings Limited (collectively, BE) ruling in favour of the Consortium on the issues of repair costs and lost revenue for breach of a representation and warranty contained in the February 14, 2003 Amended and Restated Master Purchase Agreement under which the Consortium acquired BE’s interest in BPLP. The Consortium and BE are in discussions over the quantification of the damages under the arbitrators award. If these issues are not resolved, they will be referred back to the arbitrator for a final decision. The Company recorded an estimate of the expected net proceeds.

In connection with this arbitration, BE issued on February 10, 2006, and then served on OPG and BPLP a Statement of Claim. This Statement of Claim seeks damages for any amounts that BE is found liable to pay to the Consortium in connection with the Unit 8 steam generator arbitration described above, additional damages in the amount of $500,000,000, costs and pre and post judgment interest amongst other things. Further proceedings in this action are on hold pending final disposition of the arbitration award.

(b)	Annual supplemental rents of $31,000,000 (subject to CPI) per operating reactor are payable by BPLP to OPG. Should the hourly annual average price of electricity in Ontario fall below $30 per megawatt hour for any calendar year, the supplemental rent reduces to $12,000,000 per operating reactor. In accordance with the Sublease Agreement, BALP will participate in its share of any adjustments to the supplemental rent.

(c)	Cameco, TransCanada and BPC have assumed the obligations to provide financial guarantees on behalf of BPLP. Cameco has provided the following financial assurances, with varying terms that range from 2013 to 2018:

i)	Guarantees to customers under power sales agreements of up to $4,300,000. At March 31, 2013, Cameco’s actual exposure under these agreements was $300,000.

ii)	Termination payments to OPG pursuant to the lease agreement of $58,300,000. The fair value of these guarantees is nominal.

(d)	Under a supply contract with the Ontario Power Authority (OPA), BPLP is entitled to receive payments from the OPA during periods when the market price for electricity in Ontario is lower than the floor price defined under the agreement during a calendar year. On July 6, 2009, BPLP and the OPA amended the supply contract such that beginning in 2009, the annual payments received will not be subject to repayment in future years. Previously, the payments received under the agreement were subject to repayment during the entire term of the contract, dependent on the spot price in future periods. On April 3, 2013, BPLP and the OPA reached an agreement to amend the supply contract to extend the floor price from the original end of life dates from between 2016 and 2019 to between 2019 and 2020. For the quarter ended March 31, 2013, BPLP recorded as revenue $123,700,000 (2012—$184,500,000) under this agreement, with Cameco’s share being $39,100,000 (2012—$58,300,000).

8. Other liabilities

	Mar 31/13	Dec 31/12
Deferred sales	$7,958	$9,820
Derivatives [note 15]	20,078	1,954
Accrued pension and post-retirement benefit liability	44,379	32,647
Investment in BPLP	74,359	40,533
Other	6,888	5,591

	$153,662	$90,545
Less current portion	(29,715)	(13,028)

Net	$123,947	$77,517

9. Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$552,637	$16,817	$569,454
Changes in estimates	69,355	75	69,430
Expenditures during the period	(1,442)	(130)	(1,572)
Unwinding of discount	4,004	58	4,062
Impact of foreign exchange	3,806	—	3,806

End of period	$628,360	$16,820	$645,180

Current	13,960	2,810	16,770
Non-current	614,400	14,010	628,410

	$628,360	$16,820	$645,180

10. Share capital

At March 31, 2013, there were 395,395,217 common shares outstanding. Options in respect of 10,445,736 shares are outstanding under the stock option plan and are exercisable up to 2021. For the quarter ended March 31, 2013, 44,823 options were exercised resulting in the issuance of shares (2012—506,975).

11. Finance costs

	Three months ended
	Mar 31/13	Mar 31/12
Interest on long-term debt	$18,373	$10,705
Unwinding of discount on provisions	4,062	3,363
Other charges	1,498	1,920
Foreign exchange (gains) losses	(9,892)	2,551
Interest on short-term debt	103	430

Total	$14,144	$18,969

12. Income taxes

	Three months ended
	Mar 31/13	Mar 31/12
Earnings (loss) before income taxes
Canada	$(128,352)	$(81,603)
Foreign	108,598	201,573

	$(19,754)	$119,970

Current income taxes (recovery)
Canada	$(943)	$1,414
Foreign	14,319	10,893

	$13,376	$12,307

Deferred income taxes (recovery)
Canada	$(31,826)	$(19,379)
Foreign	(9,668)	(1,490)

	$(41,494)	$(20,869)

Income tax recovery	$(28,118)	$(8,562)

Cameco has recorded $227,395,000 of deferred tax assets (December 31, 2012—$193,916,000). Based on projections of future income, realization of these deferred tax assets is probable and consequently a deferred tax asset has been recorded.

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing structure and methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd. (CEL), in respect of sale and purchase agreements for uranium products. From December 2008 to date, CRA issued notices of reassessment for the taxation years 2003 through 2007, which have increased Cameco’s income for Canadian income tax purposes by approximately $43,000,000, $108,000,000, $197,000,000, $243,000,000 and $708,000,000 respectively. The 2007 reassessment resulted in Cameco being required to make a cash payment of approximately $27,000,000 in the first quarter of 2013. Cameco believes it is likely that CRA will reassess Cameco’s tax returns for subsequent years on a similar basis and that these will result in future cash payments on receipt of the reassessments.

Using the methodology we believe that the CRA will continue to apply, and including the $1,300,000,000 already reassessed, we expect to receive notices of reassessment for a total of approximately $4,900,000,000 for the years 2003 through 2012, which would increase Cameco’s income for Canadian tax purposes and result in a related tax expense of approximately $1,400,000,000. Cash taxes payable would be between $800,000,000 and $850,000,000. In addition, we estimate there would be interest and instalment penalties applied that would be material to Cameco. We would be responsible for remitting 50% of the cash taxes, or between $400,000,000 and $425,000,000, plus related interest and instalment penalties assessed, which would be material to Cameco. The amount required to be remitted each year will depend on the amount of income reassessed in that year and the availability of elective deductions and tax loss carryovers. In light of our view of the likely outcome of the case as described above, we expect to recover all amounts paid to date and any other amounts remitted in this case.

The case on the 2003 reassessment is expected to go to trial in the fall of 2014. If the timing is adhered to, we expect to have a Tax Court decision in 2015.

Having regard to advice from its external advisors, Cameco’s opinion is that CRA’s position is incorrect, and Cameco is contesting CRA’s position and expects to recover any cash paid as a result of the reassessments. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco has recorded a cumulative tax provision related to this matter for the years 2003 through the current period in the amount of $65,000,000. While the resolution of this matter may result in liabilities that are higher or lower than the reserve, management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution. Resolution of this matter as stipulated by CRA would be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution, and other unfavourable outcomes for the years 2003 to date could be material to Cameco’s financial position, results of operations and cash flows in the year(s) of resolution.

CRA’s Transfer Pricing Review Committee has not imposed a transfer pricing penalty for any year reassessed to date. Further to Cameco’s decision to contest CRA’s reassessments, Cameco is pursuing its appeal rights under the Income Tax Act.

Other comprehensive loss included in the consolidated statements of comprehensive income and the consolidated statements of changes in equity is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive loss:

For the three months ended March 31, 2013

	Before tax	Income tax recovery (expense)	Net of tax
Exchange differences on translation of foreign operations	$34,317	$—	$34,317
Losses on derivatives designated as cash flow hedges—equity-accounted investees	(569)	142	(427)
Gains on derivatives designated as cash flow hedges transferred to net earnings—equity-accounted investees	(1,707)	427	(1,280)

	$32,041	$569	$32,610

For the three months ended March 31, 2012

	Before tax	Income tax recovery (expense)	Net of tax
Exchange differences on translation of foreign operations	$(18,823)	$—	$(18,823)
Gains on derivatives designated as cash flow hedges—equity-accounted investees	9,417	(2,354)	7,063
Gains on derivatives designated as cash flow hedges transferred to net earnings—equity-accounted investees	(7,380)	1,845	(5,535)
Unrealized losses on available-for-sale assets	(318)	44	(274)
Gains on available-for-sale assets transferred to net earnings	(53)	7	(46)

	$(17,157)	$(458)	$(17,615)

13. Statements of cash flows

	Three months ended
	Mar 31/13	Mar 31/12
Changes in non-cash working capital:
Accounts receivable	$247,715	$320,459
Inventories	23,969	3,012
Supplies and prepaid expenses	517	11,010
Accounts payable and accrued liabilities	(35,855)	(31,495)
Reclamation payments	(1,572)	(4,825)
Other	(9,400)	(20,732)

Other operating items	$225,374	$277,429

14. Share-based compensation plans

Stock option plan

The Company has established a stock option plan under which options to purchase common shares may be granted to employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198, of which 27,472,774 shares have been issued.

The inputs used in the measurement of the fair values at grant date of the stock option plan were as follows:

Stock option plan
Number of options granted	1,840,932
Average strike price	$22.00
Expected dividend	$0.40
Expected volatility	41%
Risk-free interest rate	1.2%
Expected life of option	4.4 years
Expected forfeitures	8%
Weighted average grant date fair values	$6.51

Cameco records compensation expense with an offsetting credit to contributed surplus to reflect the estimated fair value of the equity-settled share-based compensation plans granted to employees.

	Three months ended
	Mar 31/13	Mar 31/12
Stock option plan	$6,485	$2,984
Performance share unit	1,162	(912)
Restricted share unit	148	148

Total	$7,795	$2,220

15. Financial instruments

A. Fair value of financial instruments

The fair value of a financial instrument is estimated as the amount that would be received to sell a financial asset, or paid to transfer a financial liability in an orderly transaction between market participants at the reporting date. Fair values of financial instruments traded in an active market are determined by reference to last quoted prices, in the principal market for that instrument. In the absence of an active market for an instrument, fair values are determined based on quoted instruments with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the instrument.

The fair value of Cameco’s cash and cash equivalents, receivables, payables and accrued liabilities is assumed to approximate the carrying value as a result of the short-term nature of the instruments. The fair value of Cameco’s short-term debt and long-term debt is assumed to approximate the carrying value as a result of the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

Short-term investments represent available-for-sale money-market instruments which are carried at fair value, determined based on quoted closing bid prices at the reporting date. The fair value of Cameco’s privately held available-for-sale securities has not been disclosed, because of the unavailability of a quoted market price in an active market. Cameco does not currently have plans to dispose of this investment.

Cameco’s derivatives consist of foreign currency swaps, interest rate swaps, and interest rate caps. The fair value of foreign currency swaps is determined using quoted foreign exchange rates at the reporting date. The fair value of interest rate swaps is determined by discounting estimated future cash flows based on the terms and maturity of each contract, and using market interest rates for a similar instrument at the reporting date. The fair value of interest rate caps is determined based on broker quotes at the reporting date. Where applicable, the fair value of derivatives reflects the credit risk of the instrument, and includes adjustments to take into account the credit risk of the Company and counterparty.

All financial instruments measured at fair value are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

•	Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

•	Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

•	Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measure in its entirety.

The following tables present Cameco’s fair value hierarchy for those financial instruments measured at fair value on a recurring basis.

As at March 31, 2013

	Level 1	Level 2	Level 3	Total
Derivative instrument assets	$—	$8,307	$—	$8,307
Derivative instrument liabilities	—	(20,078)	—	(20,078)

Net	$—	$(11,771)	$—	$(11,771)

As at December 31, 2012

	Level 1	Level 2	Level 3	Total
Derivative instrument assets	$—	$22,453	$—	$22,453
Available-for-sale securities	49,535	—	—	49,535
Derivative instrument liabilities	—	(1,954)	—	(1,954)

Net	$49,535	$20,499	$—	$70,034

Transfers between levels of the fair value hierarchy are recognized at the end of the reporting period. There were no transfers between level 1, level 2, or level 3 during the period. Cameco does not have any financial instruments that are categorized as level 3 as of the reporting date.

B. Derivatives

The following table summarizes the fair value of derivatives and classification on the statements of financial position:

	Mar 31/13	Dec 31/12
Non-hedge derivatives:
Foreign currency contracts	$(16,425)	$15,046
Interest rate contracts	4,654	5,453

Net	$(11,771)	$20,499

Classification:
Current portion of long-term receivables, investments and other [note 6]	$3,434	$17,000
Long-term receivables, investments and other [note 6]	4,873	5,453
Current portion of other liabilities [note 8]	(20,078)	(1,954)

Net	$(11,771)	$20,499

The following table summarizes different components of the gains (losses) on derivatives included in net earnings:

For the three months ended

	Mar 31/13	Mar 31/12
Non-hedge derivatives:
Foreign currency contracts	$(24,510)	$23,886
Embedded derivatives—sales contracts	—	330
Interest rate contracts	426	(1,675)

	$(24,084)	$22,541

16. Earnings per share

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2013 was 395,367,616 (2012—394,966,854).

	Three months ended
	Mar 31/13	Mar 31/12
Basic earnings per share computation
Net earnings attributable to equity holders	$8,538	$128,723
Weighted average common shares outstanding	395,368	394,967

Basic earnings per common share	$0.02	$0.33

Diluted earnings per share computation
Net earnings attributable to equity holders	$8,538	$128,723
Weighted average common shares outstanding	395,368	394,967
Dilutive effect of stock options	121	507

Weighted average common shares outstanding, assuming dilution	395,489	395,474

Diluted earnings per common share	$0.02	$0.33

17. Segmented information

Cameco has four reportable segments: uranium, fuel services, electricity and NUKEM. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The electricity segment involves the generation and sale of electricity. The NUKEM segment acts as a market intermediary between uranium producers and nuclear-electric utilities.

Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis and are eliminated on consolidation.

Business segments

For the three months ended March 31, 2013

	Uranium	Fuel Services	NUKEM	(i) Electricity	(i) Adjustments	Other	Total
Revenue	$247,237	$65,730	$130,595	$91,134	$(91,134)	$343	$443,905
Expenses
Cost of products and services sold	143,985	49,574	102,933	72,396	(72,396)	—	296,492
Depreciation and amortization	19,481	5,000	23,591	17,096	(17,096)	4,293	52,365

Cost of sales	163,466	54,574	126,524	89,492	(89,492)	4,293	348,857

Gross profit (loss)	83,771	11,156	4,071	1,642	(1,642)	(3,950)	95,048
Administration	—	—	3,690	—	—	52,202	55,892
Exploration	20,183	—	—	—	—	—	20,183
Research and development	—	—	—	—	—	1,773	1,773
Net finance costs	—	—	4,011	1,991	(1,991)	31,750	35,761
Loss from BPLP	—	—	—	—	1,492	—	1,492
Share of earnings (loss) from equity-accounted investees	519	814	—	—	—	(2,657)	(1,324)
Other income (expense)	—	—	—	1,143	(1,143)	1,025	1,025

Earnings (loss) before income taxes	63,069	10,342	(3,630)	(1,492)	—	(88,043)	(19,754)
Income tax recovery							(28,118)

Net earnings							$8,364

For the three months ended March 31, 2012

	Uranium	Fuel Services	(i) Electricity	(i) Adjustments	Other	Total
Revenue	$405,529	$59,554	$105,386	$(105,386)	$549	$465,632
Expenses
Cost of products and services sold	231,131	43,795	63,642	(63,642)	68	274,994
Depreciation and amortization	31,878	4,410	17,001	(17,001)	4,113	40,401

Cost of sales	263,009	48,205	80,643	(80,643)	4,181	315,395

Gross profit (loss)	142,520	11,349	24,743	(24,743)	(3,632)	150,237
Administration	—	—	—	—	38,674	38,674
Exploration	23,018	—	—	—	—	23,018
Research and development	—	—	—	—	3,125	3,125
Gain on sale of assets	(45)	(3,017)	—	—	—	(3,062)
Net finance income	—	—	(221)	221	(7,850)	(7,850)
Earnings from BPLP	—	—	—	(23,618)	—	(23,618)
Share of loss from equity-accounted investees	147	789	—	—	(197)	739
Other income (expense)	(759)	—	1,346	(1,346)	—	(759)

Earnings (loss) before income taxes	120,159	13,577	23,618	—	(37,384)	119,970
Income tax recovery						(8,562)

Net earnings						$128,532

(i)	Consistent with the presentation of financial information for internal management purposes, Cameco’s pro rata share of BPLP’s financial results have been presented as a separate segment. In accordance with IFRS, this investment is accounted for by the equity method of accounting in these condensed consolidated interim financial statements and the associated revenues and expenses are eliminated in the “Adjustments” column.

18. Related parties

The shares of Cameco are widely held and no shareholder, resident in Canada, is allowed to own more than 25% of the Company’s outstanding common shares, either individually or together with associates. A non-resident of Canada is not allowed to own more than 15%.

Transactions with key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, vice-presidents, other senior managers and members of the board of directors.

Certain key management personnel, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities. As noted below, one of these entities transacted with the Company in the reporting period. The terms and conditions of the transactions were on an arm’s length basis.

Cameco purchases a significant amount of goods and services for its Saskatchewan mining operations from northern Saskatchewan suppliers to support economic development in the region. One such supplier is Points Athabasca Contracting Ltd. and the president of the company became a member of the board of directors of Cameco during 2009. In 2013, Cameco paid Points Athabasca Contracting Ltd. $11,400,000 (2012—$13,000,000) for construction and contracting services. The transactions were conducted in the normal course of business and were accounted for at the exchange amount. Accounts payable does not include a balance at March 31, 2013 (2012—$2,300,000).

Other related party transactions

	Transaction value		Balance outstanding
	Three months ended		As at
	Mar 31/13	Mar 31/12	Mar 31/13	Mar 31/12
Sale of goods and services
Joint arrangements
BPLP	$21,796	$24,556	$37,055	$36,412
Other
Joint arrangements
Interest income (Inkai) (a)	494	509	89,268	98,179
Associates
Interest expense	(92)	(397)	(35,392)	64,895

(a)	Disclosures in respect of transactions with joint arrangements represent the amount of such transactions which do not eliminate on proportionate consolidation.

Cameco has entered into fuel supply agreements with BPLP for the procurement of fabricated fuel. Under these agreements, Cameco will supply uranium, conversion services and fabrication services. Contract terms are at market rates and on normal trade terms.

Through unsecured shareholder loans, Cameco has agreed to fund Inkai’s project development costs as well as further evaluation on Block 3. The limit of the loan facilities is $322,150,000 (US) and advances under these facilities bear interest at a rate of LIBOR plus 2%. At March 31, 2013, $219,740,000 (US) of principal and interest was outstanding (December 31, 2012—$219,277,000 (US)).

In 2008, a promissory note in the amount of $73,344,000 (US) was issued to finance the acquisition of GLE. The promissory note is payable on demand and bears interest at market rates. At March 31, 2013, $34,848,000 (US) of principal and interest was outstanding (December 31, 2012—$42,436,000 (US)).